UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JUNIPER CONTENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48203W 103

(CUSIP Number)

Steven G. Chrust

c/o Graubard Miller

405 Lexington Avenue

New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Steven G. Chrust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,431,125
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Centripetal Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,431,125
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Juniper Venture LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,431,125
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Schedule 13D is filed by Steven G. Chrust (“Chrust”), Centripetal Capital Partners, LLC (“Centripetal”) and Juniper Venture LLC (“Venture”) with respect to ownership of common stock of Juniper Content Corporation, a Delaware corporation (the “Issuer”).

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 5,618,127 shares outstanding as of December 20, 2007 as set forth in the Issuer’s Definitive Proxy Statement for its Annual Meeting held on February 12, 2008.

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 521 Fifth Avenue, Suite 822, New York, New York 10175.

Item 2.	Identity and Background.

This Statement is being filed by Chrust, Centripetal and Venture. The business address of each of Chrust, Centripetal and Venture is Four Stamford Plaza, 107 Elm Street, Suite 900, Stamford, Connecticut 06902. Chrust is the founder and Senior Principal of Centripetal, a private equity investment firm. Centripetal is the manager of Venture. Chrust is also a director of the Issuer.

During the past five years, neither Chrust, Centripetal nor Venture has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Chrust, Centripetal nor Venture has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Chrust is a citizen of the United States. Each of Centripetal and Venture is a Connecticut limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 29, 2008, Venture purchased 21.4 units, representing an aggregate of 668.75 shares of Senior 7% Convertible Series A Preferred Stock (“Preferred Stock”) and five-year warrants (“Warrants”) to purchase an aggregate of 668,750 shares of Common Stock of the Issuer. The securities were purchased in the private placement pursuant to a Securities Purchase Agreement (“Purchase Agreement”). The Preferred Stock is initially convertible into 668,750 shares of Common Stock of the Issuer. The terms of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Senior 7% Convertible Series A Preferred Stock.

Of the 668,750 Warrants issued to Venture in the private placement, 334,375 have an exercise price of $0.01 per share, 167,187 have an exercise price of $2.50 per share and 167,188 have an exercise price of $5.00 per share. The Warrants expire on February 28, 2013.

Venture used its working capital to purchase the foregoing securities.

The Company paid to Venture $149,800 in cash and issued to it five-year warrants (“Rebate Warrants”) to purchase 93,625 shares of the Issuer’s Common Stock, representing a rebate on the purchase price. The Rebate Warrants have an exercise price of $1.00 per share and expire on February 28, 2013.

Item 4.	Purpose of Transaction

Venture acquired the securities described above for investment purposes.

(i) Chrust, Centripetal and Venture may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Venture holds 668.75 shares of Preferred Stock, initially convertible into 668,750 shares of the Issuer’s Common Stock. The Preferred Stock is convertible into shares of Common Stock at any time, in whole or in part, at a conversion price of $3.20 per share, subject to adjustment. Additionally, the Issuer can force the holders to convert if the Common Stock trades at $6.00 per share for any 20 out of 30 trading days and ends that period at $6.00.

Venture also holds Warrants to purchase 668,750 shares of the Issuer’s Common Stock and Rebate Warrants to purchase 93,625 shares of the Issuer’s Common Stock. Of the 668,750 Warrants held by Venture, 334,375 have an exercise price of $0.01 per share, 167,187 have an exercise price of $2.50 per share and 167,188 have an exercise price of $5.00 per share. The Warrants expire on February 28, 2013. The Rebate Warrants have an exercise price of $1.00 per share and expire on February 28, 2013.

(ii) In connection with the purchase of the Preferred Stock, the Issuer granted Venture the right to appoint one director to the Issuer’s Board of Directors. This right terminates when Venture or its affiliates beneficially owns less than 500,000 shares of Common Stock (subject to adjustment in the case of stock dividends, splits or similar transactions) or 10% of the outstanding voting securities of the Issuer. Pursuant to this right, Chrust was appointed as a director of the Issuer.

(iii) At the date of this Statement, Chrust, Centripetal and Venture, except as set forth in this Statement, and consistent with Chrust’s position as a director of the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Chrust beneficially owns 1,431,125 shares of the Issuer’s Common Stock as follows: (i) 668,750 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 668,750 shares of Common Stock issuable upon exercise of the Warrants held by Venture and (iii) 93,625 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture. Chrust, as the Senior Principal of Centripetal, the manager of Venture, has sole voting and dispositive power of such securities. Chrust beneficially owns 20.3% of the Issuer’s outstanding shares of Common Stock.

Centripetal beneficially owns 1,431,125 shares of the Issuer’s Common Stock as follows: (i) 668,750 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 668,750 shares of Common Stock issuable upon exercise of the Warrants held by Venture and (iii) 93,625 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture. Centripetal, as the manager of Venture, has sole voting and dispositive power of such securities. Centripetal beneficially owns 20.3% of the Issuer’s outstanding shares of Common Stock.

Venture beneficially owns 1,431,125 shares of the Issuer’s Common Stock as follows: (i) 668,750 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 668,750 shares of Common Stock issuable upon exercise of the Warrants held by Venture and (iii) 93,625 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture. Venture has sole voting and dispositive power of such securities. Venture beneficially owns 20.3% of the Issuer’s outstanding shares of Common Stock.

(c) On February 29, 2008, the Issuer sold 21.4 units to Venture, representing an aggregate of 668.75 shares of Preferred Stock and five-year Warrants to purchase an aggregate of 668,750 shares of Common Stock. The securities were sold in the private placement pursuant to a Securities Purchase Agreement.

The Company paid to Venture $149,800 in cash and issued to it five-year Rebate Warrants to purchase 93,625 shares of the Issuer’s Common Stock, representing a rebate on the purchase price. The Rebate Warrants have an exercise price of $1.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 3 and 4 with respect to the Purchase Agreement, Preferred Stock, Warrants and Rebate Warrants. Copies of the Purchase Agreement, the Certificate of Designations,

Preferences and Rights of Senior 7% Convertible Series A Preferred Stock and the form of Warrants and Rebate Warrants are incorporated herein by reference from Exhibits B, C and D, respectively.

Item 7.	Material to be Filed as Exhibits.
A.	Joint Filing Agreement
B.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K, dated February 29, 2008 and filed with the SEC on March 3, 2008).
C.

Certificate of Designations, Preferences and Rights of Senior 7% Convertible Series A Preferred Stock (incorporated by reference to Exhibit 4.1 in the Company’s Current Report on Form 8-K, dated February 29, 2008 and filed with the SEC on March 3, 2008).

D.	Form of Warrants and Rebate Warrant (incorporated by reference to Exhibit 10.2 in the Company’s Current Report on Form 8-K, dated February 29, 2008 and filed with the SEC on March 3, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

/s/ Steven G. Chrust
Steven G. Chrust

CENTRIPETAL CAPITAL PARTNERS, LLC
By:	/s/ Steven G. Chrust
Name: Steven G. Chrust
Title: Senior Principal

JUNIPER VENTURE LLC

By:	Centripetal Capital Partners, LLC, Manager
By:	/s/ Steven G. Chrust
Name: Steven G. Chrust
Title: Senior Principal

EXHIBIT A

JOINT FILING AGREEMENT

AGREEMENT dated as of March 10, 2008, between Steven G. Chrust, Centripetal Capital Partners, LLC and Juniper Venture LLC (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.0001 par value per share, of Juniper Content Corporation (“Schedule 13D”).

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: March 10, 2008
/s/ Steven G. Chrust
Steven G. Chrust

CENTRIPETAL CAPITAL PARTNERS, LLC
By:	/s/ Steven G. Chrust
Name: Steven G. Chrust
Title: Senior Principal

JUNIPER VENTURE LLC

By:	Centripetal Capital Partners, LLC, Manager
By:	/s/ Steven G. Chrust
Name: Steven G. Chrust
Title: Senior Principal